AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, the undersigned agree that the statement to which this Agreement is attached is filed on behalf of each of the undersigned.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 16th day of April, 2015.

/s/ Wade Massad
Wade Massad

Cleveland Capital Management, L.L.C.

By:	/s/ Wade Massad
Wade Massad, Co-Managing Member